#82-2911

VECTOR

Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: gscott@vectorlaw.com

File No. 1513



VIA COURIER

03022261

April 7, 2003

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 16 2003
WASH. D.C.
180
SECTION

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated March 31, 2003, which has been originally executed by R. Page Chilcott, President of the Company.

2. Fee Checklist, Securities Act Regulation, together with cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per:

Graham H. Scott

kj
Encl.

cc: TSX Venture Exchange (Attn: Index/Treasury Order Specialist, Market Information Services)
Alberta Securities Commission (Attn: Disclosure Section)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2911
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager)
Above with encl.#1
Cadre Resources Ltd. (Attn: R. Page Chilcott, w/o encls.)

dlw 6/4

p:\clients\1-sedar\cadre\pp-mar03\f20-sob.doc

82-2911


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2003
WASH, D.C.

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

   Cadre Resources Ltd.
   Name of Issuer

   PO Box 48836 Bentall Centre, 595 Burrard Street, Vancouver, BC V7X 1A8
   Address

   (250) 447-6641
   Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   400,000 Common Shares without par value.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Bateman Engineering (Canada) Inc. North Vancouver, B.C.	250,000 Shares	March 28, 2003	$0.10 U.S. ($0.15 Cdn.)/$25,000 U.S. ($37,500 Cdn.)	s.5.1 - MI	12 months + one day

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
RPC Holdings Ltd. Christina Lake, B.C.	50,000 Shares	March 28, 2003	$0.10 U.S. ($0.15 Cdn.)/$5,000 U.S. ($7,500 Cdn.)	ss. 45(2)(10) and 74(2)(9) –A	12 months + one day
Aaland Management Corporation Vancouver, B.C.	50,000 Shares	March 28, 2003	$0.10 U.S. ($0.15 Cdn.)/$5,000 U.S. ($7,500 Cdn.)	ss. 45(2)(10) and 74(2)(9) –A	12 months + one day
Samarina Worldwide Ltd. Roadtown, Tortola, BVI	50,000 Shares	March 28, 2003	$0.10 U.S. ($0.15 Cdn.)/$5,000 U.S. ($7,500 Cdn.)	ss. 45(2)(10) and 74(2)(9) –A	12 months + one day

A = Securities Act (British Columbia)
MI = Multilateral Instrument 45-103, Capital Raising Exemptions

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   $25,000 U.S. ($52,500 Cdn.)

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

   n/a

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Christina Lake, B.C., this 31 day of March, 2003.

Cadre Resources Ltd.
(Name of Issuer - please print)



Per: ______________________
(Signature of authorized signatory

R. Page Chilcott, President
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Bateman Engineering (Canada) Inc. 4047 Brockton Crescent, North Vancouver, B.C., V7G 2E5	(604) 929-0827 bsmidt@bateman-am.com	250,000 Shares	s.5.1 - MI
RPC Holdings Ltd. Box 345, 90 Sandner Road, Christina Lake, B.C., V0H 1E0	(250) 447-6641 chilcott@sunshinecable.com	50,000 Shares	ss. 45(2)(10) and 74(2)(9) –A
Aaland Management Corporation, 1906 – 867 Hamilton Street, Vancouver, B.C. V6B 6B7	(604) 683-2740 cam@pearson.biz	50,000 Shares	ss. 45(2)(10) and 74(2)(9) –A
Samarina Worldwide Ltd. c/o Caribbean Corporate Services, 3rd Floor, Omar Hodge Bldg., Wickham Cay, PO Box 362, Roadtown, Tortola, BVI	(250) 447-9428 cadreceo@sunshinecable.com	50,000 Shares	ss. 45(2)(10) and 74(2)(9) –A

A = Securities Act (British Columbia)
MI = Multilateral Instrument 45-103, Capital Raising Exemptions